UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.5)

Nerdy Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Class of Securities)
64081V109
(CUSIP Number)
Christopher Swenson
Nerdy Inc.
8001 Forsyth Blvd, Suite 1050
St. Louis, MO 63105
Telephone: (314) 412-1227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2024
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Charles Cohn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF, PF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 70,696,502(1)
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 70,696,502(1)
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,696,502(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 46.3%(2)
(14)	Type of Reporting Person (See Instructions): IN
(1)Consists of common stock held by (i) Charles K. Cohn VT Trust U/A/D May 26, 2017, (ii) Cohn Investments, LLC, (iii) Rarefied Air Capital LLC, (iv) Cohn Family Trust U/A/D 3/16/17, and (v) Charles Cohn Revocable Trust. Mr. Cohn is the beneficial owner of the Charles K. Cohn VT Trust U/A/D May 26, 2017 and Cohn Family Trust U/A/D 3/16/17, the sole manager of Cohn Investments, LLC, and the sole manager of Rarefied Air Capital LLC. Excludes the 10,687,836 shares of common stock beneficially owned by Ms. Cohn, which Ms. Cohn has sole voting and sole dispositive power over and to which Mr. Cohn disclaims beneficial ownership.
(2)The percent of class was calculated based on (i) 116,316,283 shares of Class A Common Stock and (ii) 36,495,960 shares of Class B Common Stock. Mr. Cohn disclaims beneficial ownership of the shares held by Ms. Cohn.

(1)	Name of Reporting Persons: Allison Cohn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF, PF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 10,687,836(1)
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 10,687,836(1)
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,687,836(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8%(2)
(14)	Type of Reporting Person (See Instructions): IN
(1)Consists of common stock held by (i) Cohn Investments LLC, (ii) Rarefied Air Capital LLC, (iii) Cohn Family Trust U/A/D 5/24/2018, and (iv) Cohn Family Investments Trust U/A/D 5/24/2018. Ms. Cohn has sole voting and sole dispositive power of certain securities held by Cohn Investments LLC and Rarefied Air Capital LLC and Ms. Cohn is the sole trustee of the two trusts. Excludes the 70,696,502 shares held by Mr. Cohn.
(2)The percent of class was calculated based on (i) 116,316,283 shares of Class A Common Stock and (ii) 5,719,038 shares of Class B Common Stock.

EXPLANATORY NOTE
This Amendment No. 5 amends the Schedule 13D filed by Charles Cohn on August 20, 2022. This Amendment amends and restates Items 1, 2, 3, 5, and 6. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.
ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Nerdy Inc., a Delaware corporation (formerly known as TPG Pace Tech Opportunities Corp.) (the “Company”). The Company’s principal executive offices are located at 8001 Forsyth Blvd., Suite 1050, St. Louis, Missouri 63105.
ITEM 2. IDENTITY AND BACKGROUND.
(a) This Amendment No. 4 to Schedule 13D is filed jointly by Charles Cohn and Allison Cohn (each a “Reporting Person” and together the “Reporting Persons”).
(b) The address of the Reporting Persons is c/o Nerdy Inc., 8001 Forsyth Blvd., Suite 1050, St. Louis, MO 63105.
(c) Mr. Cohn is a founder of the Company and is currently the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Cohn is married to Ms. Cohn.
(d), (e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Persons are each a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The securities reported herein were received as consideration in connection with a Business Combination (as defined below), or were purchased with personal funds thereafter in various open market or privately negotiated purchases. The securities beneficially owned by Ms. Cohn were transferred to Ms. Cohn without consideration.
On September 20, 2021 (the “Closing Date”), the Company, consummated the business combination (the “Closing”) pursuant to that certain Business Combination Agreement, dated as of January 28, 2021 (as amended on March 19, 2021, on July 14, 2021, on August 11, 2021 and on August 18, 2021, the “Business Combination Agreement”) by and among the Company, TPG Pace Tech Merger Sub LLC, a Delaware limited liability company (“TPG Pace Merger Sub”), Live Learning Technologies LLC, a Delaware limited liability company (“Nerdy LLC”), the Reporting Person and the other signatories party thereto. The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”
Pursuant to the Business Combination Agreement and in connection therewith, TPG Pace Merger Sub merged with and into Nerdy LLC (the “Merger”), with Nerdy LLC (“OpCo”) surviving such merger, pursuant to which the Reporting Person exchanged their Nerdy LLC common units for a blended consideration consisting of cash, limited liability company units in Nerdy LLC (the “OpCo Units”), shares of the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”) in an equivalent number to the OpCo Units received, Earnout Shares (which were to vest upon the satisfaction of certain share price vesting conditions and which are no longer outstanding) of the Company’s Class B Common Stock, and warrants to purchase OpCo Units (“OpCo Warrants”) (the exercise of which would result in the issuance of one corresponding share of Class B Stock and which are no longer outstanding).
The Business Combination was accomplished through an Up-C structure, and the mix of consideration received reflects the implementation of such structure. The Reporting Person is also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.
The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and the Amendments thereto, included with this Statement as Exhibits 2 through 5 and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
The information set forth in or incorporated by reference in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
(a) and (b)
•Amount beneficially owned: See Row 11 of cover page for each Reporting Person
•Percent of Class: See Row 13 of cover page for each Reporting Person
•Number of shares the Reporting Person has:
•Sole power to vote or direct the vote: See Row 7 of cover page for each Reporting Person
•Shared power to vote: See Row 8 of cover page for each Reporting Person
•Sole power to dispose or direct the disposition of: See Row 9 of cover page for each Reporting Person
•Shared power to dispose or direct the disposition of: See Row 10 of cover page for each Reporting Person.
(c) Mr. Cohn effected the following transactions in the Company’s Class A Common Stock during the past sixty days of filing this Amendment No.5 (with the exception of the 11/29/2024 transaction, which the Reporting Persons participated in together):

Transaction Date	Transaction Type	Amount of Securities	Weighted-Average Price
11/14/2024	Purchase	208,726	$0.87
11/15/2024	Purchase	22,303	$0.90
11/18/2024	Purchase	796,096	$0.98
11/19/2024	Purchase	1,501,500	$1.21
11/20/2024	Purchase	746,335	$1.23
11/21/2024	Purchase	136,753	$1.28
11/22/2024	Purchase	421,796	$1.40
11/25/2024	Purchase	300,000	$1.44
11/29/2024	Purchase	39,629	$1.51

The Reporting Persons effected the following transactions in the Company’s Class B Common Stock during the past sixty days of filing this Amendment No.5:

Transaction Date	Transaction Type	Amount of Securities	Weighted-Average Price
11/14/2024	Purchase (a)	1,000,000	$1.00
11/25/2024	Purchase (b)	150,000	$1.50
(a)This purchase, which was agreed to on November 14, 2024, was a private purchase contracted by and between Rarefied Air Capital LLC and the selling party. See Item 6 for additional information.
(b)This purchase, which was agreed to on November 25, 2024, was a private purchase contracted by and between Rarefied Air Capital LLC and the selling party. See Item 6 for additional information.
(d) Not applicable
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Stockholders’ Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, TPG Pace Tech Opportunities Sponsor, Series LLC, a Delaware limited liability company (“Sponsor”), the Reporting Person and the other stockholders party thereto entered into the Stockholders’ Agreement, which governs certain rights and obligations of the parties, and, among other things, sets forth certain requirements regarding the composition of the Nerdy Inc. Board.
Under the Stockholders’ Agreement, the Nerdy Inc. Board will be, subject to certain exceptions, comprised of seven members, divided into three classes, comprised of three directors designated by the Reporting Person; one director designated by Learn Capital; one director designated by TCV VIII (A); one director designated by Sponsor; and one director nominated in accordance with Nerdy Inc.’s constituent documents who meets certain diversity and independence standards. Cohn’s nomination rights will be reduced in relation to his ownership percentage. The nomination rights of each of Sponsor, Learn Capital and TCV VIII (A) will continue for so long as it and its affiliates hold at least 50% of the Common Stock such party holds at the Closing. In addition, the Stockholders’ Agreement sets forth certain transfer restrictions with respect to the Class A Common Stock, including a six-month lock-up provision.
Founder Equity Award Agreement
On September 20, 2021, Mr. Cohn was granted a performance restricted stock unit award covering a maximum of 9,258,298 shares of Class A Common Stock (the “Founder and CEO Performance Award”). The Founder and CEO Performance Award vests upon the satisfaction of a service condition and achievement of certain stock price goals, as described below.
The Founder and CEO Performance Award is eligible to vest based on Nerdy Inc.’s stock price performance over a seven-year period after September 20, 2021. To vest in the award, Mr. Cohn must remain employed as Nerdy Inc.’s Chief Executive Officer or Executive Chairman through the date a stock price hurdle is achieved, subject to certain exceptions. The Founder and CEO Performance Award is divided into seven equal tranches that are eligible to vest based on the achievement of stock price goals that occur at $18.00, $22.00, $26.00, $30.00, $34.00, $38.00, and $42.00 per share, measured based on an average of our stock price over a consecutive 90 calendar-day period during the performance period, which will be adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events. To the extent a stock price hurdle is achieved and shares of Class A Common Stock are delivered to Mr. Cohn, he will generally be limited in his ability to transfer the net after-tax shares, except for estate planning purposes, for two years following the vesting date.

Tax Receivable Agreement
On the Closing Date, the Company entered into a tax receivable agreement (the “Tax Receivable Agreement”) with holders of OpCo Units (the “TRA Holders”). The Tax Receivable Agreement generally provides for the payment by the Company to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes in periods after the Business Combination as a result of: (i) certain increases in tax basis that occur as a result of (A) the Business Combination (including as a result of cash received in the Business Combination and debt repayment occurring in connection with the Business Combination) or (B) exercises of the redemption or call rights set forth in the OpCo LLC Agreement; and (ii) imputed interest deemed to be paid by the Company and additional basis arising from any payments under the Tax Receivable Agreement. The rights of the TRA Holders (including the right to receive payments) under the Tax Receivable Agreement are transferable by the TRA Holders as long as the transferee of such rights has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to the Tax Receivable Agreement. Payments generally will be made under the Tax Receivable Agreement as the Company realizes actual cash tax savings in periods after consummation of the Business Combination from the tax benefits covered by the Tax Receivable Agreement.
Second Amended and Restated Limited Liability Company Agreement of OpCo
Following the Closing, the Company will operate its business through OpCo. On the Closing Date, the Company and the other holders of OpCo Units entered into the Second Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”), which sets forth the rights and obligations of the holders of OpCo Units, including the redemption right (together with the surrender and delivery of the same number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock, the exercise of which is subject to a six-month lock-up provision. Under the OpCo LLC Agreement, OpCo will be managed by a five person board of managers, composed of three persons that were designated by the Company and two persons that were designated by holders of a majority of the OpCo Units held by members of OpCo other than the Company.
Stock Transfer Agreements
On November 14, 2024, a stock transfer agreement (the “Stock Transfer Agreement”) was made and entered into by and between Rarefied Air Capital LLC (the “Purchaser”), on the one hand and Ian Clarkson (“Clarkson”) on the other. Mr. Cohn is the manager of the Purchaser. Under the Stock Transfer Agreement, Clarkson agreed to sell 1,000,000 shares of Class B Common Stock to the Purchaser for $1,000,000.
On November 25, 2024, a stock transfer agreement (the “Stock Transfer Agreement”) was made and entered into by and between Rarefied Air Capital LLC (the “Purchaser”), on the one hand and Adam Weber (“Weber”) on the other. Mr. Cohn is the manager of the Purchaser. Under the Stock Transfer Agreement, Weber agreed to sell 150,000 shares of Class B Common Stock to the Purchasers for $225,000.
The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders’ Agreement, Registration Rights Agreement, Tax Receivable Agreement, OpCo LLC Agreement, the Stock Transfer Agreements included with this Statement as Exhibits 6 through 13, respectively, and incorporated herein by reference.

Exhibit No.	Description
1	Business Combination Agreement, dated January 28, 2021(incorporated by reference to Annex A-I to the Company’s 424b3, filed on August 19, 2021).

2	First Amendment to the Business Combination Agreement, dated March 19, 2021 (incorporated by reference to Annex A-II to the Company’s 424b3, filed on August 19, 2021).

3	Second Amendment to the Business Combination Agreement, dated July 14, 2021 (incorporated by reference to Annex A-III to the Company’s 424b3, filed on August 19, 2021).

4	Third Amendment to the Business Combination Agreement, dated August 11, 2021 (incorporated by reference to Annex A-IV to the Company’s 424b3, filed on August 19, 2021).

5	Fourth Amendment to the Business Combination Agreement, dated August 18, 2021 (incorporated by reference to Annex A-V to the Company’s 424b3, filed on August 19, 2021).

6	Stockholders’ Agreement, dated January 28, 2021 (incorporated by reference to Annex E to the Company’s 424b3, filed on August 19, 2021).

7	Forms of Award Agreements under the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K filed on September 24, 2021).

8	Tax Receivable Agreement, dated September 20, 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on September 24, 2021).

9	Second Amended and Restated Limited Liability Company Agreement of OpCo (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on September 24, 2021).

10
Amendment No.1 to the Tax Receivable Agreement, dated March 25, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ending March 31, 2022 filed on May 16, 2022).

11
Amendment No.1 to the Second Amended and Restated Limited Liability Company Agreement of OpCo, dated March 14, 2022 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarterly period ending March 31, 2022 filed on May 16, 2022).

12	Stock Transfer Agreement, dated November 14, 2024, by and between Rarefied Air Capital LLC and Ian Clarkson.

13	Stock Transfer Agreement, dated November 25, 2024, by and between Rarefied Air Capital LLC and Adam Weber.

14
Joint Filing Agreement, dated August 26, 2024, by and between Charles Cohn and Allison Cohn (incorporated by reference to Exhibit 15 to the reporting persons' Schedule 13D, Amendment No.3, filed on August 27, 2024).

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Charles Cohn

Date: December 3, 2024	By:	/s/ Charles Cohn

Allison Cohn

	By:	/s/ Allison Cohn

Notice Address:

c/o Nerdy Inc.
8001 Forsyth Blvd. Suite 1050
St. Louis, MO 63105
Telephone: (314) 412-1227